Exhibit 99.2

GENCO RESOURCES LTD.

Vancouver, BC

AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended April 30, 2004

GENCO RESOURCES LTD.

INDEX TO AMENDED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended April 30, 2004

Notice to Reader

Consolidated Balance Sheet

Exhibit "A"

Consolidated Statement of Loss and Deficit

Exhibit "B"

Consolidated Statement of Cash Flows

Exhibit "C"

Notes to Consolidated Financial Statements

Exhibit "D"

Schedule of Deferred Exploration and Mine Development Costs

Schedule "1"

______________________________

Exhibit “A”

GENCO RESOURCES LTD.

Amended Interim Balance Sheet *

(Unaudited – Prepared by Management)

April 30, 2004

	April 30	July 31
Assets	2004 *	2003
Current:
Cash	$331,227	$672,195
Accounts receivable	1,012,510	6,144
Inventory	217,939	-
Prepaid expenses and deposits	146,646	5,000
	1,708,322	683,339
Mineral properties (Note 4)	20,000	40,000
Deferred acquisition costs	175,757	354,091
Deferred exploration and mine development costs	893,718	-
Capital assets (Note 6)	7,891,020	63,915
	$10,688,817	$1,141,345
Liabilities
Current:
Accounts payable and accrued liabilities	$1,044,825	$317,991
Accrued interest payable to related parties (Note 7)	23,811	23,812
Loans from related parties (Note 7)	49,590	49,590
Current portion of long-term debt (La Guitarra purchase payment)	659,300	-
	1,777,526	391,393
Long-term debt (La Guitarra - NPV La Guitarra Balance)	3,761,399	-
	5,538,925	391,393
Shareholders’ Equity
Share Capital (Note 8)	10,059,294	5,744,951
Subscriptions receivable	(34,627)	-
Deficit, per Exhibit “B”	(4,874,775)	(4,994,999)
	5,149,892	749,952
	$10,688,817	1,141,34

Approved by the Directors:

          “Robert Gardner”           :

Director

          “Jim McDonald”            :

Director

*Restated – See Note 10

Exhibit “B”

GENCO RESOURCES LTD.

Amended Interim Statement of Loss and Deficit *

(Unaudited - Prepared by Management)

For the Nine Months Ended April 30, 2004

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2004 *	2003	2004 *	2003
Revenue	$1,196,814	$680	$3,186,710	$930
Cost of Sales:	1,006,465	-	2,557,681	-
Gross Profit	190,349	680	629,029	930
Expenses:
Accounting	17,000	26,996	21,746	37,059
Accretion expense on long term debt	39,732	-	120,964	-
Amortization	1,358	142	9,109	142
Fees, dues and licenses	14,526	2,947	36,314	14,149
Foreign exchange (gain)	44,312	-	(12,606)	-
Insurance	16,898	-	16,898	-
Interest and bank charges	44,281	2,008	60,563	6,084
Legal	21,839	7,159	45,944	38,327
Management & Consulting fees	55,500	45,302	150,150	66,302
Office and rent	45,959	15,098	91,824	31,069
Travel and promotion	47,785	22,046	103,909	22,046
Wages	42,843	9,517	118,990	11,634
	392,033	131,215	763,805	226,812
Income (Loss) before gain on sale of property	(201,684)	(130,535)	(134,776)	(225,882)
Gain (loss) on sale of property	255,000	-	255,000	-
Net Income (Loss)	53,316	-	120,224	-
Deficit, beginning	4,928,091	4,293,009	4,994,999	4,197,662
Deficit, ending, to Exhibit “A”	$4,874,775	$4,423,544	$4,874,775	$4,423,544

* Restated – See Note 10

 - See accompanying notes -

Exhibit “C”

GENCO RESOURCES LTD.

Amended Interim Statement of Cash Flows *

(Unaudited - Prepared by Management)

For the Nine Months Ended April 30, 2004

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2004 *	2003	2004 *	2003
Operating Activites:
Net Income, per Exhibit “B”	$53,316	$(130,535)	$120,224	$(225,882)
Adjustment for -
Amortization	69,606	142	142,215	142
Accretion expense on long term debt	39,732	-	120,964	-
	162,654	(130,393)	383,403	(225,740)
Changes in non-cash working capital -
(Increase) decrease in other current assets	(215,045)	9,333	353,607	(13,512)
Increase in accounts payable and accrued liabilities	409,619	14,440	(650,357)	21,007
Cash flows from (used) in operating activities	357,228	(106,620)	86,653	(218,245)
Investing Activities:
Purchase of capital assets	(1,072,292)	(11,384)	(2,425,698)	(11,384)
Acquisition of Mineral Property	20,000	-	20,000	-
Deferred exploration and development expense	(104,560)	(976)	(893,718)	(976)
Cash flows used in investing activities	(1,156,852)	(12,360)	(3,299,416)	(12,360)
Financing Activities:
Decrease in long-term payable	-	-	-	(12,328)
Decrease in loans from related parties	-	-	-	(245,091)
Increase (decrease) in accrued interest payable to related parties	-	1,280	-	(26,179)
Issuance of share capital	1,050,064	100,000	2,871,795	627,750
Cash flows from financing activities	1,050,064	101,280	2,871,795	344,152
Net Increase (Decrease) in Cash	250,440	(17,700)	(340,968)	113,547
Cash, beginning	80,787	170,883	672,195	39,636
Cash, ending	$331,227	$153,183	$331,227	$153,183

Supplemental Disclosure of Cash Flow information:
Interest paid	$-	$2,008	$-	$6,084

Non –Monetary Transactions (See Note 5.)

*Restated – See Note 10

 - See accompanying notes -

Exhibit “D”

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

1.

General Information:

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd.  The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. from Wheaton River Minerals Ltd.  The purchase price for the acquisition was US $5,000,000 with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.  La Guitarra is a wholly owned subsidiary incorporated under the laws of Mexico.

2.

Accounting Policies:

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below.

a)

Basis of Presentation -

These consolidated financial statements include the accounts of the parent company and its wholly owned subsidiaries, Rule Nevada Inc. and La Guitarra Compania Minera, S.A. de C.V. ("La Guitarra")  All significant inter-company accounts and transactions have been eliminated.

Certain exploration activities are conducted jointly with others, through joint ventures.  These financial statements reflect only the Company's proportionate interest in those activities.

The Company is in the process of exploring mineral properties and has yet to determine whether the properties contain economically recoverable reserves.  The recovery of amounts shown for resource properties and related assets is dependent on the existence of economically recoverable reserves, on the ability of the Company to obtain financing to complete development, and on future profitable operations.

b)

Share Option Plan -

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively.  All stock-based awards made to non-employees and employees are recognized and measured using the fair value based method at the date of grant.  The Company uses the Black-Scholes model to estimate fair value.

c)

Capital Assets -

Capital assets are recorded at cost. Amortization is provided for as follows:

Furniture and fixtures

20% declining balance

Automobile

30% declining balance

Mining equipment

Units of production

Leasehold improvements

5 years

Exhibit “D” -  continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

2.

Accounting Policies: (Continued)

d)

Foreign Currency Translation -

Foreign currencies have been converted to Canadian funds at the exchange rates in effect on the dates of the transactions with the exception of current assets and liabilities that have been converted at the year end date.

e)

Use of Estimates -

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

3.

Financial Instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, loans from related parties, accrued interest payable to related parties and long term debt.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of the financial instruments approximate their carrying values, unless otherwise noted.

4.

Mineral Properties:

Oest, Nevada

20,000

Details of Mineral Properties:

Transvaal Property - Kamloops Mining Division, B.C.

On April 19, 2004 the Company entered into an agreement with Getty Copper Inc. (“Getty”) to sell the Company’s holdings in the Kamloops Mining Division, the Transvaal Property, to Getty.  At the completion of the transaction the Company will no longer have any holdings in the Kamloops Mining Division or any interest in the Transvaal Property.

Oest Property - Lyon County, Nevada, U.S.A.

The Company owns eight patented and six unpatented claims in the Devils Gate-Chinatown Mining District.  During the period ended April 30, 2004 the Company expended $Nil  (2003 - $976) related to these claims.

5.

Acquisition of La Guitarra:

Pursuant to a purchase agreement dated August 1, 2003, Genco acquired 100% of the outstanding common shares of La Guitarra. The results of La Guitarra's operations have been included in the consolidated financial statements since that date. La Guitarra is an operating mine located in Mexico.

The purchase price of the transaction was US $5,000,000 (CDN $6,996,000) with consideration being a combination of the issuance of shares and debt.  Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN $1.02 per share to the vendor to satisfy US $1,000,000 of the purchase price.  Genco agreed to pay the balance of US $4,000,000 by payments of $500,000 on each of the first through eighth anniversaries of the closing date.

 Exhibit “D”

Exhibit “D” -  continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

5.

Acquisition of La Guitarra: (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition in Canadian dollars based on the fair value of consideration given.  The assets have been recorded at the fair value of the consideration given, being the value of the shares issued plus the present value of the non-interest bearing debt discounted at an interest rate of 5% per annum.

As at August 1, 2003:

Current assets	$ 1,723,000
Property, plant and equipment	5,383,260
Deferred exploration costs	524,875
Total assets acquired	7,631,135

Total liabilities assumed	(1,377,191)

Net assets acquired	$ 6,253,944

6.

Capital Assets:

			April 30,	July 31
		Accumulated	2004	2003
	Cost *	Amortization *	Net *	Net
Automotive	$19,953	$2,834	$17,119	$10,815
Computer equipment	9,921	853	9,068	-
Drilling equipment	86,303	5,939	80,364	-
Furniture and fixtures	15,920	2,861	13,059	13,275
Mining equipment	7,936,062	200,052	7,736,010	-
Leasehold improvements	44,250	8,850	35,400	39,825
	$8,112,409	$221,389	$7,891,020	$63,915

* Restated - See Note 10

7.

Related Party Transactions:

As at April 30, 2004 loans from related parties amount to $49,590 (July 31, 2003 - $49,590) and are payable to corporations related by way of a director in common.  Loans from related parties are due on demand, bear no interest and have no fixed terms of repayment.

As at April 30, 2004 interest payable to directors or companies controlled by directors amounted to $23,812 (July 31, 2003 - $23,812).

During the nine month period ended April 30, 2004 management and consulting fees paid to directors and officers of the company amounted to $153,220 (July 31, 2003 - $66,302).

During the nine month period ended April 30, 2004 rent of $37,443 (2003 - $17,245) was paid to a company related by way of director in common

Exhibit “D” -  continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

8.

Share Capital:

The Company is authorized to issue 100,000,0000 common shares without par value.

	Number of shares	Amount
Balance - July 31, 2002	4,891,481	$ 3,871,044
Private placement less costs of issue	4,700,000	888,880
Exercise of warrants	4,966,682	496,667
Stock compensation expense	-	488,360
Balance - July 31, 2003	14,558,163	5,744,951
Private placement less cost of issue	2,213,465	2,758,338
Issuance of share capital on purchase of La Guitarra	1,380,315	1,407,921
Stock options exercised	486,326	148,084

Balance - April 30, 2004	18,638,269	$ 10,059,294

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants.  As of April 30, 2004, 1,607,000 options have been granted to directors, employees and consultants of the Company.  1,375,000 options have been granted at an exercise price of $0.75 which expire on February 28, 2008 and can be exercised at any time up to that date.  In addition 232,000 options have been granted at an exercise price of up to $1.50 which expire on November 5, 2005 (100,000 options) and June 2, 2008. During the period ending October 3, 2003 the Company received $174,750 from the exercise of 233,000 options, during the period ending January 31, 2004 the Company received $75,000 from the exercise of 100,000 options, and during the period ending April 30, 2004 there were no options exercised.  There are currently 1,274,000 options outstanding.  The share purchase options have determined fair value of $646,800 and the compensation expense is charged to operations over the vesting period.

On July 11, 2003, the Company completed a private placement for 700,000 units at $0.72 per unit.  Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $0.90 per share until July 31, 2005.

On November 18, 2003 the Company completed a private placement for 576,000 units at $1.20 per unit.  Each unit comprised one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.30 per share until November 18, 2005.

On January 5, 2004 the Company completed a private placement for 574,500 units for $1.40 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.45 per share until November 18, 2005.

On March 22, 2004 the Company completed a private placement for 764,000 units for $1.50 per unit.  Each unit comprised of one common share and one share purchase warrant which is exercisable to purchase an additional common share at $1.55 per share until April 26, 2006

Compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 76%, an annual risk free interest rate of 4.2% and vesting over various periods from immediately to 5 years.

.

Exhibit “D” -  continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

10.    Restatement – Acquisition of La Guitarra:

On August 1, 2003 the Company acquired 100% of the issued and outstanding shares of La Guitarra Compania Minera, S.A. de C.V.  (“La Guitarra”), a company incorporated in Mexico whose only asset is an operating mine and concessions in the Temascaltepec Mining District of Mexico.  Total consideration for the company was US $5,000,000 comprised of the issuance of 1,380,315 common shares of the Company valued at CDN $1,407,921 and the assumption of a non-interest bearing promissory note of US $4,000,000 payable in equal payments of US $500,000 for eight years.

To account for the purchase, the Company considered the CICA Handbook Section 1581.21 and 1581.22:

“Assets acquired and liabilities assumed in a business combination should be measured initially based on the cost of the purchase to the acquirer, determined as of the date of the acquisition.”

“The cost of the purchase to the acquirer should be determined by the fair value of the consideration given or the acquirer’s share of the fair value of the net assets or equity interests acquired, which ever is more reliably measurable.”

Based on this accounting pronouncement, the Company recorded the acquisition of the La Guitarra shares at the fair value of the assets acquired as it was determined at that time that those values were more reliably measured than the fair value of the shares and the non-interest bearing debt given.  After considerable review, the Company has now determined that the fair value of the shares and the non-interest bearing debt was more reliably measurable of the cost of the purchase as the only variable determinant was the fair value of the non-interest bearing debt and the selection of an effective interest rate.  The fair value of non-interest bearing debt is calculated as the present value of the future payments based on an effective interest rate equal to the Company’s normal cost of borrowing.  The Company has determined that its effective cost of borrowing, the interest rate that it could have paid had it incurred normal debt, would have been 5% per annum.

The Company originally recorded the cost of the acquisition at $7,366,703, which was the fair value of the net assets acquired, and was the basis of the negotiated purchase price.  Based on the fair value of the shares and the fair value of the non-interest bearing debt, the cost of the purchase should have been recorded at $6,253,944, a difference of $1,112,759.  Accordingly, the accounting for the acquisition has been revised in that the debt and the assets have been reduced by $1,112,759 and the corresponding depreciation on the assets acquired has also been reduced.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

Since the debt is recorded at its fair value but must be repaid over 8 years at its face value, normal accounting rules require that the fair value of the debt be increased over time to its face value.  Accordingly, the Company has now recorded an accretion expense based on an effective rate of 5% in order to increase the fair value of the debt to its face value using the effective interest method.  The Company has also reduced the foreign exchange gain on the translation of the non-interest bearing debt as a result of reducing the debt to its fair value.

Exhibit “D” – Continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited – Prepared by Management)

October 31, 2003

10.    Restatement– Acquisition of La Guitarra : (Continued)

The following presents the effect on the Company’s previously issued financial statements for the three and nine months ended April 30, 2004:

Balance sheet as at April 30, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Capital assets	8,881,953	(990,933)	7,891,020
Total Assets	11,679,750	(990,933)	10,688,817
Long-term debt	4,615,100	(853,701)	3,761,399
Total liabilities	6,392,626	(853,701)	5,538,925
Deficit	4,737,543	137,212	4,874,775

Statement of operations for the three months ended April 30, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	1,010,257	(3,792)	1,006,465
Gross profit	186,557	3,792	59,390
Amortization	69,606	(10,216)	106,004
Accretion	–	39,732	39,732
Foreign exchange (gain)	31,653	12,659	44,312
Net Income (loss)	(159,508)	(42,176)	(201,684)

Deficit, beginning	(4,833,305)	(94,786)	(4,928,091)
Deficit, ending	(4,737,543)	137,232	(4,874,775)

Statement of operations for the nine months ended April 30, 2004 -

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Cost of sales	2,588,328	(30,647)	2,557,681
Gross profit	598,382	30,647	629,029
Amortization	172,862	(30,647)	142,215
Accretion expense	–	120,964	120,964
Foreign exchange (gain)	(59,521)	46,915	(12,606)
Net Income (loss)	2,456	(137,232)	(134,776)

Deficit, beginning	(4,994,999)	–	(4,994,999)
Deficit, ending	(4,737,543)	137,232	(4,874,775)

Exhibit “D” -  continued

GENCO RESOURCES LTD.

Notes to Amended Financial Statements

(Unaudited - Prepared by Management)

April 30, 2004

10.    Restatement – Acquisition of La Guitarra: (Continued)

     Statement of cash flows for the three months ended April 30, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	95,492	(42,176)	53,316
Accretion	–	39,732	39,732
Cash flows used in operating activities	359,672	(2,444)	357,228
Purchase of capital assets	(898,979)	(173,495)	(1,072,292)
Deferred acquisition costs	(175,757)	175,757	–
Cash flows (used) in investing activities	(1,159,296)	(2,444)	(1,156,852)
Cash flows from financing activities	1,050,064	–	1,050,064
Net (Decrease) Increase in Cash	250,440	–	250,440

          Statement of cash flows for the nine months ended April 30, 2004 –

	Previously	Increase
	Reported	(Decrease)	Restated
	$	$	$
Net income (loss)	257,456	(137,232)	120,224
Amortization	172,862	(30,647)	142,215
Accretion	–	120,964	120,964
(Increase) decrease in other current assets	(1,365,951)	1,719,558	353,607
Increase in accounts payable	726,834	(1,377,191)	(650,357)
Increase (decrease) in current portion of debt	659,300	(659,300)	–
Cash flows used in operating activities	450,501	(363,848)	86,653
Purchase of capital assets	(8,990,900)	(6,565,202)	(2,425,698)
Deferred acquisition costs	178,334	(178,334)	–
Cash flows (used) in investing activities	(9,686,284)	6,386,868	(3,299,416)
Proceeds from long-term debt	4,615,100	(4,615,100)	–
Shares for cash	4,279,716	(1,407,921)	2,871,795
Cash flows from financing activities	8,894,815	(6,023,020)	2,871,795
Net (Decrease) Increase in Cash	(340,968)	–	(340,968)

Schedule "1"

GENCO RESOURCES LTD.

Schedule of Deferred Exploration and

Mine Development Costs

(Unaudited - Prepared by Management)

April 30, 2004

Nine Months
Ended
April 30,
2004

Administrative	$ 30,991
Core storage	3,776
Drilling	283,115
Drilling, surveying and lab fees	9,137
Engineering reports	1,907
Environmental reports	878
Insurance	14,849
Lab fees	12,958
Large equipment and supplies	91,811
Management fees	12,595
Small equipment and supplies	126,737
Subcontract, wages and benefits	277,437
Surveying	14,601
Travel and vehicle expenses	12,926
$ 893,718

GENCO RESOURCES LTD.

Quarterly Report

For the Nine Months Ended April 30, 2004

Schedule A:

Financial Information - attached

Schedule B:

Supplementary Information

1.

See Schedule “A”

2.

See Schedule “A”

3.

See Schedule “A”

4. (a), (b), (c)

See Schedule “A” Financial Statements

5.

Directors:

Jim McDonald – President

Robert Gardner – Chairman

Joseph F. Church

Eduardo Luna

Brian R.D. Smith

Gordon Blankstein

Officers:

Bruno Barde – VP Exploration

Wayne Moorhouse – VP Finance

Schedule C:

Management Discussion

The following discussion and analysis should be read in conjunction with Genco Resources Limited’s consolidated financial statements and related notes.

Description of Business

Genco Resources Ltd. (the “Company”) is in the business of developing, and exploiting mineral properties.  The Company’s focus has been precious metals, specifically gold and silver, and the Company’s main asset is a producing mineral property located in Mexico.  Company Management believes in growth through the identification and acquisition of properties in production or properties with a high probability of future production.

The Company’s primary asset, La Guitarra Compania Minera, S.A. de C.V. (“La Guitarra”) was acquired from Wheaton River Minerals Ltd. on August 1, 2004.  La Guitarra  operates a producing silver/gold mine in Mexico State, Mexico.  Key assets of La Guitarra include a 340 tonne per day mill, extensive mine infrastructure, mine equipment, an experienced and skilled workforce, and extensive mineral claims.  Historical annual production at La Guitarra has been 13,000 – 20,000 gold equivalent ounces.

During the nine month period ending April 30, 2004 the Company invested in extensive exploration and development work at La Guitarra to expand reserves, increase production, and open new areas for mining.  The Company anticipates initiatives taken in the first nine months of the year will begin to be reflected in results near the end of the year.

The Company also maintains patented and located mineral claims in Nevada (“Oest” claims).  There are currently no plans to proceed with exploration or development of the Oest claims, but the company intends to maintain the claims in good standing for future exploitation.

On April 19, 2004 the Company entered into an agreement to sell Getty Copper Inc. (“Getty”) the Transvaal property located in the Kamloops Mining District of British Columbia.  The agreement calls for Getty to pay $275,000 CDN for the Company’s 100% interest in the Transvaal property.

GENCO RESOURCES LTD.

Quarterly Report

For the Nine Months Ended April 30, 2004

Description of Business (continued)

Company continues to pursue expansion through the acquisition of production or near production stage resource properties.

Operations and Financial Conditions

The Company showed a net profit for the nine months ending April 30, 2004 of $120,224 on revenues of $3,186,710, and costs of $2,557,681 compared to a loss of $225,882 on revenues of $930 and costs of $0 for the nine months ending April 30, 2003.  The acquisition of La Guitarra on August 1, 2003 significantly effect year over year results.  During the period wages (2004: $118,990; 2003: $11,634) and office expenses (2004: $91,824; 2003: $31,069) increased as a result of moving into new offices and hiring staff to assist in office operations, business development, and mine operations.  Accounting costs decreased (2004: $21,746; 2003: $37,059) as a result of the Company doing more accounting internally.  Travel and promotion (2004: $103,909: 2003 $22,046) costs have increased due to increased travel relating to mine operations and an increase in investor relations activities.  Management and consulting fees increased (2004: $150,150; 2003: $66,302) as a result of soliciting professional advice relating to operations at La Guitarra and also increases in financing activities and general company operations.  During the period there was an amortization expense of $9,109 relating to office furniture and equipment.  Fees, dues, and licenses costs increased (2004: $36,314; 2003: $14,149) due to increased regulatory fees and transfer fees associated with listing and financing activities.  The currency gain of $12,606 is a result of the financing arrangement made in the purchase of La Guitarra and a favorable move in the Canadian dollar in relation to the American dollar.  Interest and bank charges have increased (2004: $60,563; 2003: $6,084) as a result of the financing agreement for La Guitarra and costs incurred in setting up a CDN $1,500,000 line of credit with the Toronto Dominion Bank.  Legal fees (2004: $45,944; 2003: $38,327) where higher in the period ending April 30, 2003 due to increased financing activities and retaining legal council in Mexico.  Insurance costs (2004: $16,898; 2003: $0) have increased due to the purchase of insurance for the Vancouver office and providing special risk protection for employees traveling to, and working in Mexico.  For the period an accretion expense of $120,964 on the non interest bearing debt assumed to acquire La Guitarra was recognized.

Financings, Principal Purposes and Milestones

At the Annual and Extraordinary General Meeting held November, 20, 2002 the shareholders approved the following resolutions:

An ordinary resolution to amend the share option plan in compliance with the policies of the TSX in which 1,780,000 shares will be reserved for issuance under the share option plan and in compliance with the policies of the TSX

Venture Exchange (“TSX”).

As of April 30, 2004, 1,607,000 options have been granted to directors, employees and consultants of the Company.  There have been 1,375,000 options granted at an exercise price of $0.75 which expire on February 28, 2008 and can be exercised at any time up to that date.  In addition there are 232,000 options outstanding at an exercise price of up to $1.50 which expire on November 5, 2005 (100,000 options) and June 2, 2008. During the period ending October 31, 2003 the company received $174,750 from the exercise of 233,000 options, during the period ending January 31, 2004 the company received an additional $75,000 from the exercise of 100,000 options, and during the period ending April 30, 2004 there were no options exercised.  There are currently 1,274,000 options outstanding.

GENCO RESOURCES LTD.

Quarterly Report

For the Nine Months Ended April 30, 2004

Financings, Principal Purposes and Milestones (continued)

On July 11, 2003 the Company completed a private placement of $504,000.  The placement consists of 700,000 units at $0.72 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $0.90 per share for two years from the date of issuance.

On November 18, 2003 the Company completed a private placement of $691,200.  The placement consists of 576,000 units at $1.20 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.30 per share exercisable for two years from closing.

On January 5, 2004 the Company completed a private placement of $805,000.  The placement consists of 574,500 units at $1.40 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.45 per share exercisable for one year from date of issuance.

On March 22, 2004 the Company completed a private placement of $1,146,000.  The placement consists of 764,000 units at $1.50 per unit.  Each unit consists of one common share and one share purchase warrant exercisable to purchase one common share at $1.55 per share for a period of two years from date of issuance.  Proceeds from this placement will be used for the continuation of planned infrastructure upgrades, exploration and development at La Guitarra.

On May 5, 2004 the Company received $49,833 from the exercise of 38,333 warrants at an exercise price of $1.30.  These warrants were issued on the November 18, 2003 Private Placement.

Investor Relations

During the period the Company used its own staff and resources for shareholder and institutional investor relations.

Regulatory Approvals

During the period ending April 30, 2004 the Company did not require or seek regulatory approval for any of its transactions other than the private placements described above.

Subsequent Events

On June 22, 2004 Mr. John Lepinski resigned as a director of the Company.  At this time there are no plans to replace Mr. Lepinski.

Liquidity and Solvency

Cash and equivalents as of April 30, 2004 was $1,708,322 up from $683,339 on July 31, 2003.

The Company is confident it has sufficient liquidity to meet its current financial obligations.  In addition to cash and equivalents a $1,500,000 line of credit negotiated with the Toronto Dominion Bank on August 8, 2003 is available if to bridge any short term funding deficiency.  It is expected that capital investments initiated at La Guitarra during the first half of 2004 combined with higher than anticipated prices for both gold and silver will result in higher production and margins during the second half of the year 2004.

GENCO RESOURCES LTD.

Quarterly Report

For the Nine Months Ended April 30, 2004

Outlook

The Company continues to pursue the acquisition of production or near production stage projects with significant upside potential while simultaneously growing its existing assets.  Management believes that investments made over the nine month period ending April 30, 2004 at La Guitarra will allow a sustainable increase in production to occur during the upcoming months leading to increased profitability and organic growth.